January 15, 2009

Cecilia D. Blye, Chief
Office of Global Security Risk
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0404

Re:	ABB Ltd
Form 20-F for the Fiscal Year Ended December 31, 2007
Filed March 19, 2008
File No. 1-16429
SEC Follow-up Questions Dated December 17, 2008, to Response Letter
Dated October 2, 2008

Dear Ms. Blye:

We have reviewed your letter dated December 17, 2008, requesting us to clarify and expand upon the information provided in our initial response letter dated October 2, 2008.  Please find below the requested information.  As in our previous correspondence, we have focused our response on the period of time covered by the financial years ended December 31, 2007, 2006 and 2005.

To the best of our knowledge, none of the products, components, equipment, technology or services that ABB or any of its non-U.S. subsidiaries has provided, directly or indirectly, into Iran or Syria has military uses of which we are aware or has been put to military use by Iran or Syria.  Based on the foregoing, we have concluded that your final question regarding the reputational impact of military-related exports to Iran and Syria is not applicable.

We trust you will find this letter responsive to your queries.

ABB acknowledges that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

ABB Ltd

Diane de Saint Victor	Richard A. Brown
General Counsel	Assistant General Counsel